UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2016

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

On August 8, 2016, Check-Cap Ltd. issued a press release announcing that it has entered into an agreement with a single health-care focused institutional investor for a registered direct placement of $5.9 million. The Securities Purchase Agreement provides for gross proceeds of $5.9 million, which is comprised of 643,614 ordinary shares, at a purchase price of $1.90 per share and 2,514,281 pre-funded warrants in lieu of ordinary shares, at a purchase price of $1.85 per warrant, which are exercisable for a nominal exercise price (approximately $0.05 per share).  In the event that all warrants are exercised, the total gross proceeds to the Company for this financing would be $6.0 million.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated August 8, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd. By: /s/ Lior Torem_____ Name: Lior Torem Title: Chief Financial Officer
Dated: August 8, 2016